Exhibit 99.1

GENFIT Reports First-Half 2025 Financial Results and Provides Corporate Update

•	Cash and cash equivalents totaled €107.5 million as of June 30, 2025, excluding the €26.5 million milestone invoiced in May 2025 (received in July 2025) upon pricing and reimbursement approval of Iqirvo® (elafibranor) in three major European countries
•	€33.5 million in revenues, including the €26.5 million milestone invoiced in May 2025
•	Strong 1H25 sales trajectory reported by Ipsen for Iqirvo® in PBC in July, followed by U.S. market exit of key competitor in September
•	Following discontinuation of the VS-01 program in ACLF announced last week, cash runway projected to extend beyond 2028[1], offering optionality for business development initiatives
•	GNS561 in CCA: Phase 1b data expected by end of 2025
•	G1090N in ACLF: safety data (healthy volunteers) and markers of efficacy expected by end 2025

Lille (France), Cambridge (Massachusetts, United States), (Zurich, Switzerland); September 22, 2025 – GENFIT (Nasdaq and Euronext: GNFT), a late-stage biopharmaceutical company dedicated to improving the lives of patients with rare and life-threatening liver diseases, today announced its first half 2025 financial results and provided a corporate update.

Pascal Prigent, CEO of GENFIT, commented: “Although our recent discontinuation of VS-01 in ACLF was disappointing news, it was the right decision for patients. Since we embarked in ACLF, we have engaged with many healthcare professionals, regulators, and patient associations, and we’re more convinced than ever by the importance of developing novel therapeutic options in this underserved indication. Of course, risk is inherent to drug development, but we mitigate it with six programs underway, and two data sets expected by the end of the year. Following the discontinuation of VS-01 in ACLF, we anticipate a substantial reduction in our operating expenses. This will extend projected cash runway beyond 2028 and offer optionality as we continue to explore new mechanistic approaches to tackle the multiple dimensions of ACLF care.”

I.	1H25 Business highlights and main events after the reporting period[2]

Acute on-Chronic Liver Failure (ACLF): Discontinuation of VS-01 program, refocused on UCD

On September 19, 2025, GENFIT announced its decision to discontinue its VS-01 program in ACLF, and reprioritize its development on Urea Cycle Disorder (UCD):

1 We expect that our existing cash and cash equivalents will enable us to fund our operating expenses and capital expenditure requirements beyond the end of 2028. This is based on current assumptions and programs and does not include exceptional events. This estimation assumes (i) our expectation to receive significant future commercial milestone revenue pursuant to the license agreement with Ipsen and Ipsen meeting its sales-based thresholds, (ii) drawing down all additional installments under the Royalty Financing, and (iii) the reimbursement at maturity in October 2025 of any OCEANEs not converted or repurchased and cancelled (for a total of €586 thousand as of the date of this press release).

2 The Half Year Business and Financial Report is available to the public and was filed with the French Autorité des Marchés Financiers (French Financial Markets Authority) and filed with the U.S. Securities and Exchange Commission today. The condensed consolidated financial statements are included in this press release and the complete financial statements are included in the Half-Year Business and Financial Report which is available on the “Investors” page of the GENFIT website.

1

•	GENFIT’s decision followed the occurrence of a peritonitis case reported as a Serious Adverse Event (SAE) in the UNVEIL-IT® clinical trial evaluating VS-01 in patients with ACLF grade 1, 2 or 3a and ascites and subsequent review and feedback from the independent Data Monitoring Committee (iDMC). The committee concluded that the trial could continue but required additional data and monitoring. Despite the possibility to move ahead with the study, GENFIT decided – after considering the target population’s clinical profile as well as the implications of this type of safety signal for the benefit/risk ratio of VS-01 in this indication – to discontinue both UNVEIL-IT® and the proof-of-concept study evaluating VS-01 in patients with Hepatic Encephalopathy (HE) grades 2 to 4 in the presence of Acute Decompensation (AD) or ACLF grade 1 and ascites.
•	GENFIT will continue the preclinical evaluation of VS-01 in UCD, a genetically driven disorder characterized by acute hyperammonemic crisis (HAC). The condition, patients and drug administration set-up will be very different from what they were in ACLF. There is a significant unmet medical need in this indication, and based on ammonia clearance data, we believe VS-01 has the potential to be a useful therapeutic option for children affected by this disease.
•	GENFIT remains fully committed to ACLF and associated conditions such as Acute Decompensation (AD) or Hepatic Encephalopathy (HE). ACLF is characterized by a critical unmet medical need, with no approved treatment options for patients facing poor prognosis and life-threatening risks. Since we embarked in this therapeutic area, we have engaged in multiple KOL interactions and observed growing interest in this indication, together with clear support for our clinical strategy. This feedback reinforces our confidence in our plan and validates our positioning. In this context, we ambition to accelerate the development of the four other assets currently under development in ACLF, which are all based on different mechanisms of action and use different routes of administration. We hope to deliver positive results, as we move forward, starting with safety data and early markers of efficacy on healthy volunteers with G1090N, expected at the end of this year. Other programs in the ACLF pipeline are SRT-015, CLM-022 and VS-02-HE.

Earlier in May 2025, GENFIT participated at the European Association for the Study of the Liver (EASL) International Congress 2025 with several posters presenting its latest progress in ACLF. The congress highlighted the growing importance of ACLF within the hepatology community.

PBC: new milestone payment, encouraging sales performance of Iqirvo® (elafibranor) by our partner Ipsen and withdrawal of key competitor in the US market

In May 2025, Ipsen’s Iqirvo® (elafibranor) was granted pricing and reimbursement in Italy for Primary Biliary Cholangitis (PBC). This major step unlocked a new €26.5 million milestone payment under our Licensing and Collaboration Agreement with Ipsen, due upon pricing and reimbursement of Iqirvo® (elafibranor) in three major European markets.3

In July 2025, Ipsen reported “accelerated sales growth of €59m in the first half of 2025 in the U.S. and in Europe (mainly Germany & the U.K.) driven by increasing uptake from new patients, switch and market expansion sales for Iqirvo® 4”.

3 Iqirvo® (elafibranor) has already been granted pricing and reimbursement in the UK and in Germany in 2024

4 https://www.ipsen.com/websites/ipsen_com_v2/wp-content/uploads/2025/07/31081007/H1-2025-results-presentation.pdf

2

In September 2025, Intercept Pharmaceuticals, a wholly owned biopharmaceutical subsidiary of Alfasigma S.p.A., announced its decision to withdraw OCALIVA® (obeticholic acid) from the US market for the treatment of PBC.5 This decision followed a request from the US Food and Drug Administration (FDA). We expect this to create a market dynamic that should support the sales trajectory of Iqirvo® by our partner Ipsen.

PSC: positive late-breaking Phase 2 data for elafibranor presented by Ipsen at EASL Congress 2025

In May 2025, Ipsen presented data from its late-breaking abstract on elafibranor, highlighting favorable safety profile and significant efficacy in Primary Sclerosing Cholangitis (PSC), at the European Association for the Study of the Liver (EASL). Should elafibranor be approved in a second indication after PBC, GENFIT would also be eligible for milestone payments and royalties under the Licensing and Collaboration Agreement with Ipsen.

CCA: acquisition of full intellectual property rights for GNS561 from Genoscience Pharma

In early 2025, GENFIT completed the acquisition of the full intellectual property rights for GNS561 from Genoscience Pharma, expanding upon the limited rights initially obtained through a license at the end of 2021. GENFIT acquired all patents and patent applications, know-how, and data held by Genoscience Pharma necessary for the development, manufacturing, and marketing of GNS561 worldwide.

Financing: Closing of royalty financing agreement with HCRx significantly extends cash runway

The Royalty Financing6 agreement signed in March 2025 has significantly extended GENFIT’s cash runway, beyond the end of 2028, enabling the Company to further develop its pipeline focused on Acute-on-Chronic Liver Failure (ACLF) and support general corporate purposes. This estimation is based on current assumptions and programs and does not include exceptional events. This estimation assumes i) our expectation to receive significant future commercial milestone revenue pursuant to the license agreement with Ipsen and Ipsen meeting its sales-based thresholds, ii) drawing down all additional installments under the Royalty Financing, and iii) the reimbursement at maturity in October 2025 of any OCEANEs not converted or repurchased and cancelled7 and iv) the discontinuation of the VS-01 program in ACLF as outlined above.

Corporate governance updates

Following the retirement of Chief Medical Officer Carol Addy on June 30, 2025, a new CMO has been appointed and will officially assume the role at the end of the year.

Chief Scientific Officer Dean Hum will retire, effective as of September 30, 2025. He will be replaced by Sakina Sayah- Jeanne, currently EVP Research & Translational Science and member of the Executive Committee since she joined

5 https://www.interceptpharma.com/about-us/news/?id=3148535

6 https://ir.genfit.com/news-releases/news-release-details/genfit-announces-non-dilutive-royalty-financing-agreement-and

7 For a total of €586 thousand as of the date of this press release

3

GENFIT in 2023. Pascal Prigent, CEO of GENFIT, commented: “I’m delighted to officially welcome Sakina as our new Chief Scientific Officer. Having already demonstrated outstanding leadership since she joined GENFIT, she is uniquely positioned to guide our scientific strategy and execute on the plan. And on behalf of everyone at GENFIT, I want to thank Dean for his considerable contribution since GENFIT’s inception in 1999. Dean has been instrumental over the years in moving our programs forward, including elafibranor in PBC. As Dean transitions into retirement, we are grateful that he will remain active as advisor, continuing to share his expertise.”

At the June 2025 Annual Meeting, Mr. Tristan Imbert was appointed by our shareholders as director for a three-year term and joined the Audit Committee and ESG Committee.

Extra-financial performance

In May 2025, GENFIT published its annual Extra-Financial Performance Report (fiscal year 2024), highlighting its latest initiatives and providing insights on the evolution of key performance indicators. In terms of recognition, ISS ESG increased our rating from C+ to B- maintaining our “Prime status”.

II.	2H25 and beyond: key milestones and outlook

ACLF pipeline

G1090N – Safety data and early markers of efficacy are expected by the end of 2025, and will serve to optimize the design of the proof-of-concept study targeted to start in the first half of 2026, with the objective to generate efficacy data by the end of 2026.

SRT-015 – Current work on an improved formulation aims at increasing exposure. Pending positive development, the launch of a first-in-human trial could be initiated as early as the second half of 2026.

CLM-022 – Current experiments aim at confirming therapeutic efficacy using different disease models relevant for AD and ACLF as well as starting formulation development and first toxicological studies in 2025. Pending further positive developments, a first-in-human trial could be initiated in the first half of 2027.

VS-02-HE – We intend to develop VS-02-HE as a unique oral formulation designed to act in the gut where ammonia is primarily produced, minimizing systemic absorption of ammonia while reducing glutamine levels in the brain. Completion of Investigational New Drug-enabling nonclinical studies and formulation development are expected by the end of 2025. Pending further confirmation, a first-in-human trial could be initiated in the second half of 2027.

Other life-threatening diseases

GNS561 in CCA – Data readout from the ongoing Phase 1b clinical trial are expected by the end of 2025.

4

VS-01-HAC (pediatric indication) – Following feedback from the FDA (U.S.) and PDCO8 (Europe), the pivotal juvenile toxicology study in Göttingen Minipigs started and data are expected before the end of 2025. Following discontinuation of VS-01 in ACLF, additional preclinical work will be conducted before moving into the clinic. Depending on the outcome of preclinical work, a first-in-human trial could be initiated as early as the second half of 2026.

III.	1H25 Financial highlights

Cash and cash equivalents

As of June 30, 2025, GENFIT had €107.5 million in cash and cash equivalents compared with €81.8 million as of December 31, 2024. Cash and cash equivalents as of June 30, 2025 exclude the milestone payment of €26.5 million invoiced in May 2025 (received in July 2025), following the approval of pricing and reimbursement for Iqirvo® (elafibranor) by three major European countries.

We expect that our existing cash and cash equivalents will enable us to fund our operating expenses and capital expenditure requirements beyond the end of 2028, enabling the Company to further develop its pipeline focused on Acute-on-Chronic Liver Failure (ACLF) and support general corporate purposes. This estimation is based on current assumptions and programs and does not include exceptional events. This estimation assumes i) our expectation to receive significant future commercial milestone revenue pursuant to the license agreement with Ipsen and Ipsen meeting its sales-based thresholds, ii) drawing down all additional installments under the Royalty Financing, and iii) the reimbursement at maturity in October 2025 of any OCEANEs not converted or repurchased and cancelled9 and iv) the discontinuation of the VS-01 program in ACLF as outlined above.

In the first half of 2025, cash utilization mainly stems from our research and development efforts, notably UNVEIL-IT®, our Phase 2 clinical trial of VS-01 in ACLF (and related proof-of-concept study); GNS561, as part of its Cholangiocarcinoma program; NTZ, as part of its ACLF program; SRT-015, as part of its ACLF program; and CLM-22, as part of its ACLF program.

Revenues and other income

Revenues and other income amounted to €35.7 million in the first half of 2025, compared to €61.2 million in the first half of 2024.

Substantially all revenue is attributable to our Collaboration and License Agreement with Ipsen in 2025, including i) royalty revenue from worldwide sales (excluding Greater China) of Ipsen's Iqirvo® (elafibranor) totaling €6.9 million and ii)   milestone revenue from pricing and reimbursement approval of Iqirvo® (elafibranor) by three major European countries totaling €26.5 million.

Operating expenses

Operating expenses amounted to €35.6 million in the first half of 2025, compared to €30.0 million in the first half of 2024).

8 The Paediatric Committee (PDCO) is the European Medicines Agency's (EMA) scientific committee responsible for activities on medicines for children

9 For a total of €586 thousand as of the date of this press release

5

Substantially all of the increase in operating expenses is due to research and development expenses, which amounted to €25.1 million in the first half of 2025 (compared to €19.0 million in the first half of 2024). Specifically, there was increased spending related to contracting costs, which amounted to €13.4 million in the first half of 2025 (compared to €7.8 million in the first half of 2024), primarily reflecting increased activities related to VS-01 in ACLF .

Financial results

For the half-year ended June 30, 2025, financial income amounted to a loss of €10.2 million, compared to a loss of €0.9 million for the same period in 2024. The increase relates to debt issuance costs and financial charges from the Royalty Financing agreement.

Net loss

The first half of 2025 resulted in a net loss of €10.0 million, compared with a net profit of €30.3 million in the first half of 2024.

The table below presents the condensed Consolidated Statement of Operations under the International Financial Reporting Standards (IFRS) for the first half of 2025, with comparative figures for the first half of 2024.

6

	Half-year ended
(in € thousands, except earnings per share data)	2024/06/30	2025/06/30
Revenues and other income
Revenue	58,973	33,488
Other income	2,226	2,182
Revenues and other income	61,199	35,670
Operating expenses and other operating income (expenses)
Research and development expenses	(18,984)	(25,117)
General and administrative expenses	(10,564)	(9,971)
Marketing and market access expenses	(390)	(392)
Other operating expenses	(39)	(115)
Operating income (loss)	31,222	76
Financial income	1,546	1,850
Financial expenses	(2,419)	(12,027)
Financial profit (loss)	(873)	(10,178)
Net profit (loss) before tax	30,349	(10,102)
Income tax benefit (expense)	(39)	146

Net profit (loss)	30,311	(9,956)
Basic and diluted earnings (loss) per share
Basic earnings (loss) per share (€/share)	0.61	(0.20)
Diluted earnings (loss) per share (€/share)	0.53	(0.20)

Further information is provided in the condensed consolidated financial statements at June 30, 2025 under the IFRS and the management discussion of the results are provided in the appendix of this press release. The condensed consolidated financial statements as well as the statutory auditors' report on those financial statements are included in the 2025 Half Year Business and Financial Report available on the “Investors” page of the GENFIT website.

We encourage investors to take into consideration all the information presented in our 2024 Annual Report on Form 20-F (“Form 20-F”) filed with the U.S. Securities Exchange Commission and the 2024 Universal Registration Document filed under D.25-0331 with the French Autorité des Marchés Financiers (AMF) on April 29, 2025 and the 2025 Half-Year Business and Financial Report before deciding to invest in Company shares; these documents are available on GENFIT’s website: www.genfit.com and on the website of the AMF (www.amf-france.org). This includes, in particular, the risk factors described in Item 3 of the Form 20-F (and the contents of this section) and section 2 of the 2024 Universal Registration Document, as well as the update provided in section 2.5 of the 2025 Half-Year Business and Financial Report, of which the realization may have (or has had in some cases) material adverse effect on the Group and its activity, financial situation, results, development or perspectives, and which are of importance in the investment decision-making process.

7

APPENDICES

Half-year Consolidated Financial Results at June 30, 2025

The Condensed Consolidated Statements of Financial Position, Statements of Operations and Statements of Cash Flow of the Group were prepared in accordance with the IFRS.

The limited review procedures on the condensed consolidated financial statements have been performed. The half-year consolidated financial statements for the period ended June 30, 2025 were approved by the Board of Directors on September 19, 2025.

The condensed consolidated financial statements as well as the notes to the consolidated financial statements for the period ended June 30, 2025 and the statutory auditor’s report on the consolidated financial statements are included in the Half Year Business and Financial Report at June 30, 2025 available on the “Investors” page of the GENFIT website.

All financial information (unless indicated otherwise) is presented in thousands of euros (€).

Condensed Consolidated Statement of Financial Position

Assets

	As of
(in € thousands)	2024/12/31	2025/06/30
Current assets
Cash and cash equivalents	81,788	107,511
Current trade and others receivables	7,564	43,709
Other current assets	3,409	4,204
Inventories	4	4
Total - Current assets	92,766	155,429
Non-current assets
Intangible assets	47,998	50,346
Property, plant and equipment	7,595	7,905
Other non-current financial assets	3,065	3,002
Deferred tax assets	0	0
Total - Non-current assets	58,659	61,254
Total - Assets	151,424	216,683

8

APPENDICES

Shareholders’ equity and liabilities

	As of
(in € thousands)	2024/12/31	2025/06/30
Current liabilities
Current convertible loans	54,572	582
Other current loans and borrowings	2,009	2,044
Current trade and other payables	18,387	23,757
Current provisions	40	40
Liability from royalty financing agreement	0	15,015
Other current tax liabilities	155	137
Total - Current liabilities	75,162	41,575
Non-current liabilities
Other non-current loans and borrowings	5,552	4,688
Liability from royalty financing agreement	0	116,584
Non-current employee benefits	1,341	1,364
Deferred tax liabilities	145	0
Total - Non-current liabilities	7,038	122,636
Shareholders' equity
Share capital	12,499	12,501
Share premium	446,948	440,277
Retained earnings (accumulated deficit)	(392,077)	(390,535)
Currency translation adjustment	347	186
Net profit (loss)	1,507	(9,956)
Total - Shareholders' equity	69,224	52,472
Total - Shareholders' equity & liabilities	151,424	216,683

9

APPENDICES

Condensed Consolidated Statement of Operations

	Half-year ended
(in € thousands, except earnings per share data)	2024/06/30	2025/06/30
Revenues and other income
Revenue	58,973	33,488
Other income	2,226	2,182
Revenues and other income	61,199	35,670
Operating expenses and other operating income (expenses)
Research and development expenses	(18,984)	(25,117)
General and administrative expenses	(10,564)	(9,971)
Marketing and market access expenses	(390)	(392)
Other operating expenses	(39)	(115)
Operating income (loss)	31,222	76
Financial income	1,546	1,850
Financial expenses	(2,419)	(12,027)
Financial profit (loss)	(873)	(10,178)
Net profit (loss) before tax	30,349	(10,102)
Income tax benefit (expense)	(39)	146
Net profit (loss)	30,311	(9,956)
Basic and diluted earnings (loss) per share
Basic earnings (loss) per share (€/share)	0.61	(0.20)
Diluted earnings (loss) per share (€/share)	0.53	(0.20)

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APPENDICES

Condensed Statement of Cash Flows

	Half-year ended
(in € thousands)	2024/06/30	2025/06/30
Cash flows from operating activities
+ Net profit (loss)	30,310,809	(9,956)
Reconciliation of net loss to net cash used in operating activities Adjustments for: + Depreciation and amortization on tangible and intangible assets	854	897
+ Impairment and provisions	105	193
+ Expenses related to share-based compensation	334	242
- Loss (gain) on disposal of property, plant and equipment	(62)	(12)
+ Net finance expenses (revenue)	542	6,324
+ Income tax expense (benefit)	39	(146)
+ Other non-cash items	1,687	590
Operating cash flows before change in working capital	33,809	(1,868)
Decrease (increase) in trade receivables and other assets	(39,413)	(37,840)
(Decrease) increase in trade payables and other liabilities	(5,572)	9,606
Change in working capital	(44,984)	(28,234)
Income tax paid	(12)	0
Net cash flows provided by (used in) in operating activities	(11,187)	(30,102)
Cash flows from investment activities
- Acquisition of other intangible assets	0	(2,034)
- Acquisition of property, plant and equipment	(737)	(1,054)
+ Proceeds from disposal of / reimbursement of property, plant and equipment	78	39
- Acquisition of financial instruments	(28)	(170)
Net cash flows provided by (used in ) investment activities	(687)	(3,219)
Cash flows from financing activities
+ Proceeds from issue of share capital (net)	0	17
+ Proceeds from new loans and borrowings	0	130,020
- Repayments of loans and borrowings	(3,143)	(62,105)
- Repayments of royalty financing liability	0	(4,492)
- Payments of debt issuance costs	0	(3,363)
- Payments on lease debts	(545)	(555)
- Financial interests paid (including finance lease)	(1,073)	(530)
+ Financial interests received	535	295
Net cash flows provided by (used in ) financing activities	(4,225)	59,287
Increase (decrease) in cash and cash equivalents	(16,100)	25,966
Cash and cash equivalents at the beginning of the period	77,789	81,788
Effects of exchange rate changes on cash	(43)	(243)
Cash and cash equivalents at the end of the period	61,645	107,511

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APPENDICES

Discussion of the 2025 half-year results

Comments on the condensed statement of net income for the periods ended June 30, 2024 and June 30, 2025

(1)	Revenues and other income

The Company’s revenue and other income mainly comprises revenue, the research tax credit, and other operating revenue.

	Half-year ended
(in € thousands)	2024/06/30	2025/06/30
Revenues	58,973	33,488
CIR tax credit	2,108	2,030
Government grants and subsidies	21	17
Other operating income	97	135
TOTAL	61,199	35,670

For the half-year ended June 30, 2025, total revenues and other income amounted to €35,670, compared with €61,199 for the same period in 2024.

Revenues

	Half-year ended
(in € thousands)	2024/06/30	2025/06/30
Royalty revenue	154	6,871
Milestone revenue	48,686	26,556
Revenue initially deferred from the Licensing Agreement (Ipsen)	9,354	0
Revenue from the Part B Transition Services Agreement (Ipsen)	752	0
Other revenue	28	61
TOTAL	58,973	33,488

Royalty revenue

Royalty revenue is derived from worldwide sales (excluding Greater China) of Ipsen's Iqirvo® (elafibranor).

Milestone revenue

On May 20, 2025, GENFIT announced that Ipsen’s Iqirvo® (elafibranor) was granted pricing and reimbursement in Italy for Primary Biliary Cholangitis (PBC), the third major European country to do so in addition to the UK and Germany. This third approval triggered a new milestone payment of €26.5 million under GENFIT's Licensing and Collaboration Agreement with Ipsen, due upon pricing and reimbursement of Iqirvo® (elafibranor) in three major European markets.

Research Tax Credit (CIR)

During the first six months of 2025, the research tax credit (CIR) amounted to €2,030 in 2025, (€2,108 for the same period in 2024), due to a reduction in eligible research and development expenses.

12

APPENDICES

Other operating income

During the first six months of 2025, the Group recognized €135 in “Other operating income” (€97 for the same period in 2024), mainly comprised of exchange gains on trade receivables and trade payables.

(2)	Operating expenses by destination

The tables below break operating expenses down by destination, mainly into research and development expenses, general and administrative expenses, and marketing and market access expenses.

	Half-year ended	Of which:
(in € thousands)	2024/06/30	Raw materials and consumables used	Contracted research and development activities conducted by third parties	Employee expenses	Other expenses (maintenance, fees, travel, taxes…)	Depreciation, amortization and impairment charges	Gain / (loss) on disposal of property, plant and equipment
Research and development expenses	(18,984)	(1,056)	(7,838)	(6,610)	(2,806)	(675)	0
General and administrative expenses	(10,564)	(152)	(69)	(4,380)	(5,778)	(185)	0
Marketing and market access expenses	(390)	(2)	0	(295)	(89)	(3)	0
Reorganization and restructuring expenses	0	0	0	0	0	0	0
Other operating income (expenses)	(39)	0	0	0	(102)	0	62
TOTAL	(29,977)	(1,210)	(7,907)	(11,284)	(8,774)	(863)	62

13

APPENDICES

	Half-year ended	Of which:
(in € thousands)	2025/06/30	Raw materials and consumables used	Contracted research and development activities conducted by third parties	Employee expenses	Other expenses (maintenance, fees, travel, taxes…)	Depreciation, amortization and impairment charges	Gain / (loss) on disposal of property, plant and equipment
Research and development expenses	(25,117)	(1,083)	(13,377)	(7,339)	(2,592)	(726)	0
General and administrative expenses	(9,971)	(155)	(61)	(4,410)	(5,112)	(233)	0
Marketing and market access expenses	(392)	(4)	0	(362)	(23)	(3)	0
Reorganization and restructuring expenses	0	0	0	0	0	0	0
Other operating income (expenses)	(115)	0	0	0	(127)	0	12
TOTAL	(35,594)	(1,241)	(13,439)	(12,111)	(7,854)	(961)	12

For the half-year ended June 30, 2025 operating expenses amounted to €35,594 (€29,977 for the same period in 2024). They include the following:

Research and development expenses

For the first six months of 2024, research and development expenses totaled €19.0 million. These expenses were comprised of €7.8 million in contracted research and development conducted by third parties, €6.6 million in employee expenses, €2.8 million in other expenses, €0.7 million in depreciation, amortization and impairment charges and €1.1 million in raw materials and consumables.

For the first six months of 2025, research and development expenses totaled €25.1 million. These expenses were comprised of €13.4 million in contracted research and development conducted by third parties, €7.3 million in employee expenses, €2.6 million in other expenses, €0.7 million in depreciation, amortization and impairment charges and €1.1 million in raw materials and consumables.

The increase of €5.5 million in contracted research and development conducted by third parties is mainly due to:

•	Increasing costs related to the VS-01 product candidate of €5.8 million,
•	Increasing costs related to the G1090N product candidate of €0.7 million,
•	Decreasing costs related to the GNS561 product candidate of €0.2 million, and
•	No further costs related to the ELATIVE® product candidate (approved by the FDA in the US in June 2024 and marketed under the name Iqirvo® (elafibranor) for a total variance of €0.8 million, inclusive of accrual reversals made in 2025.

14

APPENDICES

The increase of €0.7 million in employee expenses, consisting of wages, salaries, social security, pension costs and share- based compensation paid to employees in the research and development function, relates primarily to the increase in workforce (from 106 to 122 employees at June 30, 2024 and 2025, respectively).

The decrease of €0.2 million in other expenses is mainly due to increasing costs related to maintenance costs of €0.3 million, decreasing costs related to consultants of €0.4 million, and decreasing costs related to shipping and logistics of €0.1 million.

General and administrative expenses

For the first six months of 2024, general and administrative expenses totaled €10.6 million. These expenses were mainly comprised of €4.4 million in employee expenses and €5.8 million in other expenses.

For the first six months of 2025, general and administrative expenses totaled €10.0 million. These expenses were mainly comprised of €4.4 million in employee expenses and €5.1 million in other expenses.

The decrease of €0.7 million in other expenses in the general and administrative function was mainly due to decreases in i) donations of €0.2 million, ii) patent maintenance expenses of €0.2 million, iii) consultants of €0.2 million, and iv) recruiting fees of €0.1 million.

Marketing and market access expenses

For the first six months of 2024, marketing and market access expenses totaled €0.4 million. These expenses were mainly comprised of €0.3 million in employee expenses and €0.1 million in other expenses.

For the first six months of 2025, marketing and market access expenses totaled €0.4 million. These expenses were mainly comprised of €0.4 million in employee expenses and €— million in other expenses.

Marketing and market access expenses remained stable period over period.

(3)	Financial income (expense)

For the half-year ended June 30, 2025, financial income amounted to a loss of €10.2 million, compared to a loss of €0.9 million for the same period in 2024.

For the first six months of 2024, this is primarily the result of interest expense of €2.4 million, realized and unrealized foreign exchange gain of €0.2 million, and €1.3 million in accrued and realized interest income.

For the first six months of 2025, this is primarily the result of interest expense of €1.3 million, realized and unrealized net foreign exchange loss of €1.1 million, accrued and realized interest income €1.2 million in, a one-time gain related to the OCEANE repurchase of €0.3 million, Royalty Financing issuance costs of €4.0 million, and changes in fair value related to the Royalty Financing liability of €5.4 million.

(4)	Net income (loss)

The first half of 2025 resulted in net loss of €9,956 thousand compared with a net profit of €30,311 thousand in the first half of 2024.

Comments on the Group’s Cash Flows for the periods ended June 30, 2024 and June 30, 2025.

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APPENDICES

As of June 30, 2025, cash and cash equivalents amounted to €107,511.

Over the period, change in cash flow by type of flow was as follows:

	Half-year ended
(in € thousands)	2024/06/30	2025/06/30
Cash flows provided by (used in) operating activities	(11,187)	(30,102)
Cash flows provided by (used in) investment activities	(687)	(3,219)
Cash flows provided by (used in) financing activities	(4,225)	59,287
	(16)	26

(1)	Cash flows provided by (used in) operating activities

Cash flow used in operating activities amounted to an outflow of €30,102 thousand for the half-year ended June 30, 2025 compared with an outflow of €11,187 thousand for the half-year ended June 30, 2024.

In the first half of 2025, this amount mainly stems from our research and development efforts; UNVEIL-IT®, our Phase 2 clinical trial of VS-01 in ACLF as well as the related proof-of-concept study in the same indication; GNS561, as part of its CCA program; NTZ, as part of its ACLF program; SRT-015, as part of its ACLF program; and CLM-22, as part of its ACLF program.

These cash flows reflect GENFIT’s business, which requires significant research and development efforts, and generates expenses that change in line with progress on the Company’s research programs, net of its operating revenues.

(2)	Cash flows provided by (used in) investing activities

Cash flow used in investing activities amounted to €3,219 thousand in the first half of 2025, compared with €687 thousand in cash flow provided in the first half of 2024.

In the first half of 2025, these cash flows include acquisitions and disposals of fixed assets and intangible assets, including the €2 million acquisition of all patents and patent applications, know-how, and data held by Genoscience Pharma necessary for the development, manufacturing, and marketing of GNS561, regardless of its therapeutic indication, form, dosage, or formulation.

(3)	Cash flows provided by (used in) financing activities

Cash flow used in financing activities amounted to an inflow of €59,287 thousand in the first half of 2025, compared with an outflow of €4,225 thousand in the first half of 2024.

In the first half of 2025, these cash flows mainly reflect the Royalty Financing agreement (receipt of €130 million) and the OCEANE repurchase (payment of €61.7 million).

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ABOUT GENFIT

GENFIT is a biopharmaceutical company committed to improving the lives of patients with rare, life-threatening liver diseases whose medical needs remain largely unmet. GENFIT is a pioneer in liver disease research and development with a rich history and a solid scientific heritage spanning more than two decades. GENFIT has built up a diversified and rapidly expanding R&D portfolio of programs at various stages of development. The Company focuses on a broad spectrum of conditions that patients with ACLF (Acute-on-Chronic Liver Failure) may experience, including Acute Decompensation (AD) or Hepatic Encephalopathy (HE), with several assets based on complementary mechanisms of action using different routes of administration. GENFIT also targets other serious diseases, such as cholangiocarcinoma (CCA), urea cycle disorder (UCD) and organic acidemia (OA). GENFIT's expertise in the development of high-potential molecules from early to advanced stages, and in pre-commercialization, was demonstrated in the accelerated approval of Iqirvo® (elafibranor10) by the U.S. Food and Drug Administration, the European Medicines Agency and the Medicines and Healthcare Regulatory Agency in the UK for Primary Biliary Cholangitis (PBC). Iqirvo® is currently commercially launched in several countries. Beyond therapies, GENFIT also has a diagnostic franchise including NIS2+® in Metabolic dysfunction-associated steatohepatitis (MASH, formerly known as NASH for non-alcoholic steatohepatitis). GENFIT is headquartered in Lille, France and has offices in Paris (France), Zurich (Switzerland) and Cambridge, MA (USA). The Company is listed on the Nasdaq Global Select Market and on the Euronext regulated market in Paris, Compartment B (Nasdaq and Euronext: GNFT). In 2021, Ipsen became one of GENFIT's largest shareholders, acquiring an 8% stake in the Company's capital. www.genfit.com

FORWARD LOOKING STATEMENTS

This press release contains certain forward-looking statements, including those within the meaning of the Private Securities Litigation Reform Act of 1995 with respect to GENFIT, including, but not limited to statements about GENFIT’s corporate strategy and objectives, our achievement of key milestones enabling us to receive payments under our license agreements, the potential of Iqirvo® (elafibranor) to receive marketing authorization and successful launch and commercialization in countries other than those in which it is currently approved and commercialized and/or in indications other than PBC, our achievement of the necessary objectives to obtain the future €55 million in additional payments under the royalty financing agreement signed with HCRx (Royalty Financing), anticipated timing for study enrollment and data readouts, in particular regarding our development programs for G1090N in the prevention and/or treatment of ACLF and for GNS561 in CCA, and development plans for our other pipeline programs, in particular those related to SRT-015, CLM-022 and VS-02 HE in ACLF, and VS-01 in UCD, the expected timing for potential regulatory approvals and the impact of the development of our programs and our internal organization, our ability to qualify for and obtain specific regulatory pathways, as well as our financial outlook including cash flow and cash burn projections as updated following the termination of our VS-01 in ACLF research program and business and R&D activity projections for 2025 and beyond. The use of certain words, such as "believe", "potential", "expect", “target”, “may”, “will”, "should", "could", "if" and similar expressions, is intended to identify forward-looking statements. Although the Company believes its expectations are based on the current expectations and reasonable assumptions of the Company’s management, these forward-looking statements are subject to numerous known and unknown risks and uncertainties, which could cause actual results to differ materially from those expressed in, or implied or projected by, the forward-looking statements. These risks and uncertainties include, among others, the uncertainties inherent in research and development, including in relation to safety of drug candidates, cost of, progression of, and results from, our ongoing and planned clinical trials, patient recruitment, review and approvals by regulatory authorities in the United States, Europe and worldwide, of our drug and diagnostic candidates, pricing, approval and commercial success of elafibranor in the relevant jurisdictions, exchange rate fluctuations, and our continued ability to raise capital to fund our development, as well as those risks and uncertainties discussed or identified in the Company’s public filings with the AMF, including those listed in Chapter 2 "Risk Factors and Internal Control" of the Company's 2024 Universal Registration Document filed on April 29, 2025 (no. 25-0331) with the Autorité des marchés financiers ("AMF"), which is available on GENFIT's website (www.genfit.fr) and the AMF's website (www.amf.org), and those discussed in the public documents and reports filed with the U.S. Securities and Exchange Commission ("SEC"), including the Company’s 2024 Annual Report on Form 20-F filed with the SEC on April 29, 2025 and subsequent filings and reports filed with the AMF or SEC, including the Half-Year Business and Financial Report at June 30, 2025 or otherwise made public, by the Company. In addition, even if the results, performance, financial position and liquidity of the Company and the development of the industry in which it operates are consistent with such forward-looking statements, they may not be predictive of results or developments in future periods. These forward-looking statements speak only as of the date of publication of this press release. Other than as required by applicable law, the Company does not undertake any obligation to update or revise any forward-looking information or statements, whether as a result of new information, future events or otherwise.

10 Elafibranor is marketed and commercialized notably in the U.S and Europe by Ipsen, under the trademark Iqirvo®

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CONTACT

GENFIT | Investors

Tel : + 33 3 20 16 40 00 | investors@genfit.com

GENFIT | Press relations

Stephanie BOYER | Tel : + 33 3 20 16 40 00 | stephanie.boyer@genfit.com

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